SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: August 28th, 2006

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES DESIGN WIN WITH
ADDITIONAL TOP-TIER U.S.-BASED INTERNET
SECURITY COMPANY

– $400K Orders Received So Far to Replace Competitor’s Adapters in One of the
Customer’s Major Security Appliance Product Lines –

        KFAR SAVA, Israel, August 28, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has achieved a Design Win with an industry-leading U.S.-based provider of Internet security solutions. The customer will use the Silicom high-performance Fiber Dual-Port Gigabit Ethernet Server Adapters customized for use in network appliances, and has so far placed orders valued at $400,000. The customer is using Silicom’s sophisticated adapters in one of its top-selling security appliance product lines to replace the standard adapters of a major competitor.

        The customer is a world-leader in the area of security products and services that pre-emptively protect enterprise organizations against Internet threats. It uses proprietary, leading-edge technologies in the areas of vulnerability assessment and enterprise-wide intrusion detection/prevention.

        The Design Win followed a lengthy process of discussions and evaluations of various products, after which the customer began offering Silicom’s adapters to customers who required the special features of the Silicom offering. In parallel, the customer’s contract manufacturer, which uses Silicom’s products in appliances that it builds for another top-tier security company, recommended Silicom’s adapters as a superior solution. The combination of the customer’s positive experience and the recommendation of the contract manufacturer then led the customer to standardize on Silicom.

        “This Design Win contributes substantially to our growing momentum in an expanding marketplace,” said Mr. Shaike Orbach, President and CEO of Silicom. “On a technological level, the fact that another leading security industry player has replaced a competitor’s adapter with ours is a strong validation of our card’s superiority. Further, the fact that we were recommended by a top-tier contract manufacturer demonstrates the differentiated standing that we have achieved in a competitive industry, a reputation that will help us generate additional business opportunities. Taken as a whole, with industry-leading products, top-tier customers and a superb team, we have established an excellent business foundation, and are building on it to take Silicom to the next level.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com